EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Net Income (Loss)	$(0.7)	$(2.0)	$8.0	$4.5
Less: Dividend Requirements on Preferred Stock	0.1	0.1	0.1	0.1

Net Income Applicable to Common Stock	$(0.8)	$(2.1)	$7.9	$4.4

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	10,877	10,820	10,868	10,810

Dilutive Effect of Stock Options and Restricted Stock (000’s)	—	—	3	1

Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	10,877	10,820	10,871	10,811

Earnings Per Share – Basic and Diluted	$(0.08)	$(0.19)	$0.73	$0.41